Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

TOTAL ENTERPRISE BASIS—Unaudited

Continuing Operations

(Dollars in Millions)

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars in Millions)	2005	2004	2004	2003		2002	2001		2000
Portion of rentals representing interest	$36	$37	$51	$46		$34	$45		$48
Capitalized interest	7	6	8	8		6	1		3
Other interest and fixed charges	59	103	131	156		136	153		115
Pretax earnings which would be required to cover preferred stock dividend requirements	18	18	23	33		-	12		12

Combined fixed charges and preferred stock dividends (A)	$120	$164	$213	$243		$176	$211		$178

Earnings-pretax income (loss) with applicable adjustments (B)	$1,217	$1,028	$1,638	$(604)		$183	$(387)		$187

Ratio of (B) to (A)	10.14	6.27	7.69	(a	)	1.04	(b	)	1.05

(a)	Earnings did not cover fixed charges and preferred stock dividends by $847 million.
(b)	Earnings did not cover fixed charges and preferred stock dividends by $598 million.